Exhibit 99.2

WOORI FINANCIAL GROUP INC.

SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEAR ENDED DECEMBER 31, 2020 AND FOR THE PERIOD FROM JANUARY 11, 2019 (DATE OF INCORPORATION) TO DECEMBER 31, 2019

WOORI FINANCIAL GROUP INC.

Page(s)

Independent Auditor’s Report	1-3

Separate Financial Statements

Separate Statements of Financial Position	5

Separate Statements of Comprehensive Income	6

Separate Statements of Changes in Equity	7

Separate Statements of Cash Flows	8-9

Notes to the Separate Financial Statements	10-63

Operating Status Report of Internal Control over Financial Reporting	64

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of Woori Financial Group Inc.

Opinion

We have audited the accompanying separate financial statements of Woori Financial Group Inc. (the Company), which comprise the separate statement of financial position as of December 31, 2020, and the statement of comprehensive income, separate statement of changes in equity and separate statement of cash flows for the year then ended, and notes to the separate financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of Woori Financial Group Inc. as of December 31, 2020, and its separate financial performance and its separate cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

We also have audited, in accordance with Korean Standards on Auditing, the Company’s Internal Control over Financial Reporting as of December 31, 2020, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting, and our report dated March 12, 2021, expressed an unqualified opinion

Basis for Opinion

We conducted our audit in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matter

No key audit matter is identified to be described in this audit report.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 3 of the financial statements, which indicates that the outbreak of COVID-19 in 2020 may have a negative impact on the Company’s financial condition and results of operations.

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

Other Matters

The separate financial statements of the Company for the year ended December 31, 2019, were audited by Deloitte Anjin LLC auditor who expressed an unqualified opinion on those statements on March 16, 2020.

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Sung-Jae Lim, Certified Public Accountant.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

March 12, 2021

This report is effective as of March 12, 2021, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

WOORI FINANCIAL GROUP INC.

SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEAR ENDED DECEMBER 31, 2020 AND FOR THE PERIOD FROM JANUARY 11, 2019 (DATE OF INCORPORATION) TO DECEMBER 31, 2019

The accompanying separate financial statements including all footnote disclosures were prepared by, and are the responsibility of, the management of Woori Financial Group Inc.

Tae Seung Sohn

President and Chief Executive Officer

Main Office Address: (Road Name Address) 51, Sogong-ro, Jung-gu, Seoul

(Phone Number) 02-2125-2000

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2020 AND 2019

	December 31, 2020	December 31, 2019
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Notes 5 and 30)	69,176	43,670
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 6, 9 and 17)	7,247	9,434
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 7 and 9)	149,614	—
Loans and other financial assets at amortized cost (Notes 4, 8, 9 and 30)	619,117	1,269,203
Investments in subsidiaries (Notes 10 and 30)	21,562,229	19,873,593
Premises and equipment (Notes 11 and 30)	12,538	7,383
Intangible assets (Note 12)	5,282	3,310
Net defined benefit asset (Note 15)	3,509	—
Current tax assets (Note 27)	307	—
Deferred tax assets (Note 27)	964	—

Total assets	22,429,983	21,206,593

LIABILITIES
Debentures (Notes 4, 9 and 13)	1,147,503	947,679
Provisions (Note 14)	782	600
Net defined benefit liability (Note 15)	—	3,482
Current tax liabilities (Note 27)	215,071	133,526
Deferred tax liabilities (Note 27)	—	154
Other financial liabilities (Notes 4, 9, 16, 30 and 31)	22,085	10,745
Other liabilities (Note 16)	570	4,142

Total liabilities	1,386,011	1,100,328

EQUITY (Note 18)
Capital stock	3,611,338	3,611,338
Hybrid securities	1,895,322	997,544
Capital surplus	14,874,084	14,874,084
Other equity	(1,518)	(631)
Retained earnings	664,746	623,930

Total equity	21,043,972	20,106,265

Total liabilities and equity	22,429,983	21,206,593

The accompanying notes are part of this financial statements.

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2020

AND FOR THE PERIOD FROM JANUARY 11, 2019 (DATE OF INCORPORATION)

TO DECEMBER 31, 2019

	For the year ended December 31, 2020	For the period from January 11, 2019 (date of incorporation) to December 31, 2019
	(Korean Won in millions)
Interest income	10,082	7,741
Interest expense	(23,035)	(7,701)

Net interest income (Notes 9, 20 and 30)	(12,953)	40
Fees and commissions income	805	—
Fees and commissions expense	(16,199)	(15,833)

Net fees and commissions loss (Notes 21 and 30)	(15,394)	(15,833)
Dividend income (Notes 22 and 30)	680,375	676,000
Net gain(loss) on financial instruments at FVTPL (Notes 9 and 23)	(920)	9,434
Reversal(Provision) of impairment losses due to credit loss (Notes 24 and 30)	116	(263)
General and administrative expenses (Notes 25 and 30)	(56,472)	(39,941)

Operating income	594,752	629,437
Non-operating expense (Note 26)	(215)	(750)
Net income before income tax expense	594,537	628,687
Income tax income(expense) (Note 27)	781	(394)
Net income	595,318	628,293

Net loss on valuation of equity securities at FVTOCI	(280)	—
Remeasurement loss related to defined benefit plan	(607)	(631)

Items that will not be reclassified to profit or loss:	(887)	(631)

Other comprehensive loss, net of tax	(887)	(631)
Total comprehensive income	594,431	627,662

Earnings per share (Note 28)
Basic and diluted earnings per share (Unit: In Korean Won)	757	900

The accompanying notes are part of this financial statements.

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2020

AND FOR THE PERIOD FROM JANUARY 11, 2019 (DATE OF INCORPORATION)

TO DECEMBER 31, 2019

	Capital stock	Capital surplus	Hybrid securities	Other equity	Retained earnings	Total equity
	(Korean Won in millions)
January 11, 2019 (Date of incorporation)	3,400,822	14,565,637	—	—	—	17,966,459
Total comprehensive income
Net income	—	—	—	—	628,293	628,293
Remeasurement loss related to defined benefit plan	—	—	—	(631)	—	(631)
Transactions with owners
Comprehensive stock exchange (Note 1)	210,516	309,460	—	—	—	519,976
New stocks issue cost	—	(1,013)	—	—	—	(1,013)
Issuance of hybrid securities	—	—	997,544	—	—	997,544
Dividends to hybrid securities	—	—	—	—	(4,363)	(4,363)

December 31, 2019	3,611,338	14,874,084	997,544	(631)	623,930	20,106,265

January 01, 2020	3,611,338	14,874,084	997,544	(631)	623,930	20,106,265
Total comprehensive income
Net income	—	—	—	—	595,318	595,318
Net loss on valuation of equity securities at FVTOCI	—	—	—	(280)	—	(280)
Remeasurement loss related to defined benefit plan	—	—	—	(607)	—	(607)
Transactions with owners
Dividends to common stocks	—	—	—	—	(505,587)	(505,587)
Issuance of hybrid securities	—	—	897,778	—	—	897,778
Dividends to hybrid securities	—	—	—	—	(48,915)	(48,915)

December 31, 2020	3,611,338	14,874,084	1,895,322	(1,518)	664,746	21,043,972

The accompanying notes are part of this financial statements.

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2020

AND FOR THE PERIOD FROM JANUARY 11, 2019 (DATE OF INCORPORATION)

TO DECEMBER 31, 2019

	For the year ended December 31, 2020	For the period from January 11, 2019 (date of incorporation) to December 31, 2019
	(Korean Won in millions)
Cash flows from operating activities:
Net income	595,318	628,293
Adjustments to net income:
Income tax expense(income)	(781)	394
Interest income	(10,082)	(7,741)
Interest expense	23,035	7,701
Dividend income	(680,375)	(676,000)

	(668,203)	(675,646)

Adjustments for profit/loss items not involving cash flows:
Provision(Reversal) of impairment losses due to credit loss	(116)	263
Loss(Gain) on valuation of financial instruments at FVTPL	920	(9,434)
Retirement benefit	3,499	4,899
Depreciation and amortization	5,449	4,098

	9,752	(174)

Changes in operating assets and liabilities:
Loans and other financial assets at amortized cost	(188)	(1,365)
Net defined benefit liability	(11,329)	(1,687)
Other financial liabilities	7,213	7,055
Other liabilities	(3,571)	4,142

	(7,875)	8,145

Interest income received	13,080	4,082
Interest expense paid	(22,559)	(6,097)
Dividends received	680,375	676,000
Income tax paid	(397)	—

	670,499	673,985

Net cash provided by operating activities	599,491	634,603

Cash flows from investing activities:
Net decrease(increase) on other investment assets	730,000	(1,130,000)
Acquisition of investments in subsidiaries	(1,687,371)	(1,370,785)
Acquisition of financial assets at FVTOCI	(150,000)	—
Acquisition of premises and equipment	(3,074)	(6,722)
Acquisition of intangible assets	(3,051)	(4,630)
Increase on guarantee deposits for leases	(1,118)	(955)

	(1,114,614)	(2,513,092)

(Continued)

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2020

AND FOR THE PERIOD FROM JANUARY 11, 2019 (DATE OF INCORPORATION)

TO DECEMBER 31, 2019 (CONTINUED)

	For the year ended December 31, 2020	For the period from January 11, 2019 (date of incorporation) to December 31, 2019
	(Korean Won in millions)
Cash flows from financing activities:
Issuance of debentures	199,556	947,604
Issuance of hybrid securities	897,778	997,544
Redemption of lease liabilities	(2,203)	(1,289)
New stock issuance cost	—	(17,337)
Dividends paid to hybrid securities	(48,915)	(4,363)
Dividends paid	(505,587)	—

	540,629	1,922,159

Net increase in cash and cash equivalents	25,506	43,670
Cash and cash equivalents, beginning of the period	43,670	—

Cash and cash equivalents, end of the period (Note 5)	69,176	43,670

The accompanying notes are part of this financial statements.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2019

1.	GENERAL

(1)	Summary of the parent company

Woori Financial Group, Inc. (hereinafter referred to the “Company”) is primarily aimed at controlling subsidiaries that operate in the financial industry or those that are closely related to the financial industry through the ownership of shares and was established on January 11, 2019 under the Financial Holding Company Act through the comprehensive transfer with shareholders of Woori Bank, Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd. and Woori Private Equity Asset Management Co. Ltd. The headquarters of the Company is located at 51, Sogong-ro, Jung-gu, Seoul, Korea, and the capital is 3,611,338 million won as of December 31, 2020 while the Korea Deposit Insurance Corp. (“KDIC”), the Company’s largest shareholder, owns 124,604,797 shares (17.25%) of the Company’s stocks issued. The Company’s stocks were listed on the Korea Exchange on February 13, 2019, and its American Depository Shares (“ADS”) are also being traded as the underlying common stock on the New York Stock Exchange since the same date.

The details of stock transfer from the Company and subsidiaries as of incorporation are as follows (Unit: Number of shares):

Stock transfer company	Total number of issued shares	Exchange ratio per share	Number of Parent company’s stocks
Woori Bank	676,000,000	1.0000000	676,000,000
Woori FIS Co., Ltd.	4,900,000	0.2999708	1,469,857
Woori Finance Research Institute Co., Ltd.	600,000	0.1888165	113,289
Woori Credit Information Co., Ltd.	1,008,000	1.1037292	1,112,559
Woori Fund Service Co., Ltd.	2,000,000	0.4709031	941,806
Woori Private Equity Asset Management Co., Ltd.	6,000,000	0.0877992	526,795

As of August 1, 2019, the Company acquired a 73% interest in Woori Asset Management Co. (Formerly Tongyang Asset Management Corp.). The remaining payment was completed in August, 2019 after the request for the change of major shareholder was approved by the Financial Service Commission in July, 2019 and the Company gained 100% control of Woori Global Asset Management Co., Ltd. (formerly ABL Global Asset Management Co., Ltd), and added it as a consolidated subsidiary.

The Company paid 598,391 million won in cash and 42,103,377 new shares of the parent company to acquire 100% interest of Woori Card Co., Ltd. from its subsidiary Woori Bank on September 10, 2019. On the same date, the Company also acquired 59.8% interest of Woori Investment Bank Co., Ltd. from Woori Bank with 392,795 million won in cash.

As of December 30, 2019, the Company acquired 67.2% interests (excluding treasury stock, 51.0% when including treasury stock) in Woori Asset Trust Co. (formerly Kukje Asset Trust Co.)

As of December 10, 2020, the Company acquired 76.8% interests (excluding treasury stock, 74% when including treasury stock) in Woori Financial Capital Co., Ltd. (formerly Aju Capital Co., Ltd.).

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(1)	Basis of presentation

The Company’s separate financial statements are prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”). Significant accounting policies applied in the preparation of the financial statements are described below.

The Company is preparing its financial statements in accordance with the K-IFRS, and the separate financial statements are prepared in accordance with K-IFRS 1027 “Separate Financial Statements”. The financial statements of the parent, associate or joint venture represent the investment assets in a manner that is based on direct equity investments, not based on the reported performance and net assets of the investee.

The financial statements are prepared at the end of each reporting period on the historical cost basis, except for certain non-current assets and financial assets that are either revalued or measured in fair value. Historical cost is generally measured at the fair value of consideration given to acquire assets.

The financial statements of the Company were approved with adjustments as of March 5, 2021 after the initial approval for the issuance as of February 5, 2021, and are planned to be finalized at the shareholder’s meeting on March 26, 2021.

1)	The new standards and interpretations introduced from the current term and the resulting changes in accounting policies are as follows:

1.1	Amendments to K-IFRS 1103 Business Combination – Definition of a Business

To consider the integration of the required activities and assets as a business, the amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs and excludes economic benefits from the lower costs. An entity can apply a concentration test, an optional test, where substantially all of the fair value of gross assets acquired is concentrated in a single asset or a group of similar assets, the assets acquired would not represent a business. The amendment does not have a significant impact on the financial statements.

1.2	Amendments to K-IFRS 1001 Presentation of Financial Statements and K-IFRS 1008 Accounting policies, changes in accounting estimates and errors – Definition of Material

The amendments clarify the explanation of the definition of material and amended K-IFRS 1001 and K-IFRS 1008 in accordance with the clarified definitions. Materiality is assessed by reference to omission or misstatement of material information as well as effects of immaterial information, and to the nature of the users when determining the information to be disclosed by the Company. The amendment does not have a significant impact on the financial statements.

1.3	Amendments to K-IFRS 1116 Lease – Practical expedient for COVID-19-Related Rent Exemption, Concessions, Suspension

As a practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification. A lessee that makes this election shall account for any change in lease payments resulting from the rent concession the same way it would account for the change applying this Standard if the change were not a lease modification.

With implementation of K-IFRS 1116 Lease, the Company has changed accounting policy. The Company has adopted K-IFRS 1116 retrospectively, as permitted under the specific transitional provisions in the standard. There was no cumulative impact on the beginning balance of retained earnings as at January 1, 2020 by retrospectively applying this standard, and the Company did not restate comparatives for the 2019 reporting period.

2)

The details of K-IFRS that have been issued and published as of the date of issue approval of the financial statements but have not yet reached the effective date, and which the Company has not applied at an earlier date are as follows:

2.1	Amendments to K-IFRS 1103 ‘Business Combinations’ – Citation of Conceptual Framework

Although the definition of assets and liabilities to be recognised was amended to refer to the revised conceptual framework for financial reporting, it added exceptions to apply the IFRS for liabilities and contingent liabilities within the scope of IAS 1037 ‘Provisions, Contingent Liabilities and Contingent Assets’ and IFRS 2121 ‘Levies’ and clarified that contingent assets are not recognised at acquisition date. This amendment will be applied for annual periods beginning on or after January 1, 2022, and early application is permitted. We expect that the amendments to the Standard will have no significant impact on financial statements.

2.2	Amendments to IAS 1037 ‘Provisions, Contingent Liabilities and Contingent Assets’ – Loss-bearing

When identifying a loss-bearing contract, it was clarified that the scope of the contract’s implementation costs is the allocation of incremental costs for contract execution and other costs directly related to contract performance. This amendment will be applied for the fiscal year beginning on or after January 1, 2022, and early application is permitted. It is expected that the amendments to the Standard will have no significant impact on financial statements.

2.3	Amendments to Korean IFRS 1016 Property, plant and equipment – Proceeds before intended use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

2.4	Annual Improvements to K-IFRS 2018-2020

K-IFRS Annual Improvements 2018-2020 apply for annual periods beginning on or after January 1,2022, and early application is permitted. We expect that the amendments to the Standard will have no significant impact on financial statements.

-	K-IFRS 1101 ‘First Adoption of IFRS’: Subsidiaries of first-time adopters

-	K-IFRS 1109 ‘Financial Instruments’: 10% test-related fees for the purpose of derecognising financial liabilities

-	K-IFRS 1116 ‘Leases’: Lease Incentives

-	K-IFRS 1041 ‘Agriculture’ : Measuring fair value

2.5	Amendments to Korean IFRS 1001 Presentation of Financial Statements – Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability include the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

The above enacted or amended standards will not have a significant impact on the Company.

(2)	Investments in subsidiaries and associates in separate financial statements

The Company selects and processes the cost method in accordance with K-IFRS 1027 for investments in subsidiaries, associates and jointly controlled entities, except for those classified as held for sale in accordance with K-IFRS 1105 ‘Non-current Assets Held for Sale and Discontinued Operations’. Dividends received from subsidiaries, associates and jointly controlled entities are recognized in profit or loss as dividend income when the right to receive dividends is established.

(3)	Revenue recognition

K-IFRS 1115 requires the recognition of revenues based on transaction price allocated to the performance obligation when or as the Company performs the obligation to the customer. Revenues other than those from contracts with customers, such as interest revenue, are measured through the effective interest rate method.

1)	Revenues from contracts with customers

The Company recognizes revenue when the Company satisfies a performance obligation by transferring a promised good or service to a customer. When a performance obligation is satisfied, the Company shall recognize as a revenue the amount of the transaction price that is allocated to that performance obligation. The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties. The revenue recognized by these standards is fees and commissions income.

2)	Revenues from sources other than contracts with customers

Interest income on financial assets measured at FVTOCI and financial assets at amortized costs is measured using the effective interest method.

The effective interest method is a method of calculating the amortized cost of debt securities (or group of financial assets) and of allocating the interest income over the expected life of the asset. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial total carrying amount over the expected period, or shorter if appropriate. Future cash flows include commissions and cost of reward points (limited to the primary component of effective interest rate) and other premiums or discounts that are paid or received between the contractual parties, and future cash flows exclude expected credit loss when calculating the effective interest rate. All contractual terms of a financial instrument are considered when estimating future cash flows.

For purchased or originated credit-impaired financial assets, interest revenue is recognized by applying the credit-adjusted effective interest rate to the amortized cost of the financial asset from initial recognition. Even if the financial asset is no longer impaired in the subsequent periods due to credit improvement, the basis of interest revenue calculation is not changed from amortized cost to unamortized cost of the financial assets.

3)	Dividend income

Dividend income is recognized when the right to receive dividends as a shareholder is confirmed. Dividend income is recognized as an appropriate item of profit or loss in the statement of comprehensive income according to the classification of financial instruments.

(4)	Accounting for foreign currencies

The Company’s separate financial statements are presented in Korean Won, which is the functional currency of the Company. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at its prevailing exchange rates at the date.

(5)	Cash and cash equivalents

The Company is classifying cash on hand, demand deposits, interest-earning deposits with original maturities of up to three months on acquisition date, and highly liquid investments that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value as cash and cash equivalents.

(6)	Financial assets and financial liabilities

1)	Financial assets

A regular way purchase or sale of financial assets is recognized or derecognized on the trade or settlement date. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose term requires delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

On initial recognition, financial assets are classified into financial assets at FVTPL, financial assets at FVTOCI, and financial assets at amortized cost.

a)	Business model

The Company evaluates the way business is being managed, and the purpose of the business model for managing a financial asset best reflects the way information is provided to the management at its portfolio level. Such information considers the following:

-

The accounting policies and purpose specified for the portfolio, and the actual operation of such policies. This includes strategy of the management focusing on the receipt of contractual interest revenue, maintaining a certain level of interest income, matching the duration of financial assets and the duration of corresponding liabilities to obtain the asset, and outflow or realization of expected cash flows from disposal of assets.

-	The way the performance of a financial asset held under the business model is evaluated, and the way such evaluation is being reported to the management

-	The risk affecting the performance of the business model (and financial assets held under the business model), and the way such risk is being managed

-	The compensation plan for the management (e.g. whether the management is being compensated based on the fair value of assets or based on contractual cash flows received)

-	Frequency, amount, timing and reason for sale of financial assets in the past and forecast of future sale activities

b)	Contractual cash flows

The principal is defined to be the fair value of a financial asset at initial recognition. Interest is not only composed of consideration for the time value of money, consideration for the credit risk related to remaining principal at a certain period of time, and consideration for other cost (e.g. liquidity risk and cost of operation) and fundamental risk associated with lending, but also profit.

When evaluating whether contractual cash flows are solely payments of principal and interests, the Company considers the contractual terms of the financial instrument. When a financial asset contains contractual conditions that modify the timing and amount of contractual cash flows, it is required to determine whether contractual cash flows that arise during the remaining life of the financial instrument due to such contractual condition are solely payments of principal and interest. The Company considers the following elements when evaluating the above:

-	Conditions that lead to modification of timing or amount of cash flows

-	Contractual terms that adjust contractual nominal interest, including floating rate features

-	Early payment features and maturity extension features

-	Contractual terms that limit the Company’s claim on cash flows arising from certain assets (e.g. non-recourse feature)

1.1	Financial assets at FVTPL

The Company is classifying those financial assets that are not classified as either financial assets at amortized cost or financial assets at FVTOCI, and those designated to be measured at FVTPL, as financial assets at FVTPL. Financial assets at FVTPL are measured at fair value, and related profit or loss is recognized in net income. Transaction costs related to acquisition at initial recognition is recognized in net income immediately upon its occurrence.

It is possible to designate a financial asset as financial asset at FVTPL if at initial recognition: (a) it is possible to remove or significantly reduce recognition or measurement mismatch that may otherwise have occurred if not for its designation as financial asset at FVTPL; (b) the financial asset forms part of the Company’s financial instrument group (A group composed of a combination of financial asset or liability), is measured at fair value and is being evaluated for its performance, and such information is provided internally; and (c) the financial asset is part of a contract that contains one or more of embedded derivatives, and is a hybrid contract in which designation as financial asset at FVTPL is allowed under K-IFRS 1109 ‘Financial Instruments’. However, the designation is irrevocable.

1.2	Financial assets at FVTOCI

When financial assets are held under a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and when contractual cash flows from such financial assets are solely payments of principal and interest, the financial assets are classified as financial assets at FVTOCI. Also, for investments in equity instruments that are not held for short-term trade, an irrevocable election is available at initial recognition to present subsequent changes in fair value as other comprehensive income.

At initial recognition, financial assets at FVTOCI is measured at its fair value plus any direct transaction cost and is subsequently measured in fair value. However, for equity instruments that do not have a quotation in an active market and in which fair value cannot be measured reliably, they are measured at cost. The changes in fair value except for profit or loss items such as impairment losses (reversals), interest revenue calculated by using effective interest method, and foreign exchange gain or loss, and related income tax effects are recognized as other comprehensive income until the asset’s disposal. Upon derecognition, the accumulated other comprehensive income is reclassified from equity to net income for FVTOCI (debt instrument), and reclassified within the equity for FVTOCI (equity instruments)

1.3	Financial assets at amortized cost

When financial assets are held under a business model whose objective is to hold financial assets in order to collect contractual cash flows, and when contractual cash flows from such financial assets are solely payments of principal and interest, the financial assets are classified as financial assets at amortized cost. At initial recognition, financial assets at amortized cost are recognized at fair value plus any direct transaction cost. Financial assets at amortized cost is presented at amortized cost using effective interest method, less any loss allowance.

2)	Financial liabilities

At initial recognition, financial liabilities are classified into either financial liabilities at FVTPL or financial liabilities at amortized cost.

Financial liabilities are usually classified as financial liabilities at FVTPL when they are acquired with a purpose to repurchase them within a short period of time, when they are part of a certain financial instrument portfolio that is actually and recently being managed with a purpose of short-term profit and joint management by the Company at initial recognition, and when they are derivatives that do not qualify as hedging instruments. Financial liabilities at FVTPL are measured at fair value plus direct transaction cost at initial recognition and are subsequently measured at fair value. Profit or loss arising from financial liabilities at FVTPL is recognized in net income when occurred.

It is possible to designate a financial liability as financial liability at FVTPL if at initial recognition: (a) it is possible to remove or significantly reduce recognition or measurement mismatch that may otherwise have occurred if not for its designation as financial liability at FVTPL; (b) the financial liability forms part of the Company’s financial instrument group (a group composed of a combination of financial asset or liability) according to the Company’s documented risk management or investment strategy, is measured at fair value and is being evaluated for its performance, and such information is provided internally; and (c) the financial liability is part of a contract that contains one or more of embedded derivatives, and is a hybrid contract in which designation as financial liability at FVTPL is allowed under K-IFRS 1109 ‘Financial Instruments’.

Financial liabilities designated as at FVTPL are initially recognized at fair value, with any direct transaction cost recognized in profit or loss, and are subsequently measured at fair value. Any profit or loss from financial liabilities at FVTPL are recognized in profit or loss.

Financial liabilities not classified as financial liabilities at FVTPL are measured at amortized cost. The Company is classifying liabilities such as borrowings etc. as financial liabilities at amortized cost.

3)	Reclassification

Financial assets are not reclassified after initial recognition unless the Company modifies the business model used to manage financial assets. When the Company modifies the business model used to manage financial assets, all affected financial assets are reclassified on the first day of the first reporting period after the modification.

4)	Derecognition

Financial assets are derecognized when contractual rights to cash flows from the financial assets are expired, or when substantially all of risk and reward for holding financial assets is transferred to another entity as a result of a sale of financial assets. If the Company does not have and does not transfer substantially all of the risk and reward of holding financial assets with control of the transferred financial assets retained, the Company recognizes financial assets to the extent of its continuing involvement. If the Company holds substantially all the risk and reward of holding a financial asset, it continues to recognize that asset and proceeds are accounted for as collateralized borrowings.

When a financial asset is fully derecognized, the difference between the book value and the sum of proceeds and accumulated other comprehensive income is recognized as profit or loss in case of FVTOCI (debt instruments), and as retained earnings for FVTOCI (equity instruments).

In cases when a financial asset is not fully derecognized, the Company allocates the book value into amounts retained in the books and removed from the books, based on the relative fair value of each portion at the date of sale, and based on the degree of continuing involvement. For the derecognized portion of the financial assets, the difference between its book value and the sum of proceeds and the portion of accumulated other comprehensive income attributable to that portion will be recognized in profit or loss in case of debt instruments and recognized in retained earnings in case of equity instruments. The accumulated other comprehensive income is distributed to the portion of book value retained in the books, and to the portion of book value removed from the books.

The Company derecognizes financial liabilities only when, the Company’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

When the Company exchanges with the existing lender one debt instrument into another one with the substantially different terms, such exchange is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, the Company accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. It is assumed that the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate is at least 10 percent different from the discounted present value of the remaining cash flows of the original financial liability.

5)	Fair value of financial instruments

Financial assets at FVTPL and financial assets at FVTOCI are measured and presented in financial statements at their fair values, and all derivatives are also subject to fair value measurement.

Fair value is defined as the price that would be received to exchange an asset or paid to transfer a liability in a recent transaction between independent parties that are reasonable and willing. Fair value is the transaction price of identical financial assets or financial liabilities generated in an active market. An active market is a market where trade volume is sufficient and objective price information is available due to the fact that bid and ask price differences are small.

When trade volume of a financial instrument is low, when transaction prices within the market show large differences among them, or when it cannot be concluded that a financial instrument is being traded within an active market due to disclosures being extremely limited, fair value is measured using valuation techniques based on alternative market information or using internal valuation techniques based on general and observable information obtained from objective sources. Market information includes maturity and characteristics, duration, similar yield curve, and variability measurement of financial instruments of similar nature. Fair value amount contains unique assumptions on each entity (the Company concluded that it is using assumptions applied in valuing financial instruments in the market, or risk-adjusted assumptions in case marketability does not exist).

The market approach and income approach, which are valuation techniques used to estimate the fair value of financial instruments, both require significant judgment. Market approach measures fair value using either a recent transaction price that includes the financial instrument, or observable information on comparable firm or assets. Income approach measures fair value through discounting future cash flows with a discount rate reflecting market expectations, and revenue, operating income, depreciation, capital expenditures, income tax, working capital and estimated residual value of financial investments are being considered when deriving future cash flows. Valuation techniques such as the above include estimates based on the financial instruments’ complexity and usefulness of observable information in the market.

6)	Expected credit losses on financial assets

The Company recognizes loss allowance on expected credit losses for the following assets:

-	Financial assets at amortized cost

-	Debt instruments measured at FVTOCI

-	Contract assets as defined by K-IFRS 1115

Expected credit losses are weighted-average value of a range of possible results, considering the time value of money, and are measured by incorporating information on past events, current conditions and forecasts of future economic conditions that are available without undue cost or effort at the reporting date.

The methods to measure expected credit losses are classified into following three categories in accordance with K-IFRS:

-	General approach: Financial assets that does not belong to below two models and unused loan commitments

-	Simplified approach: When financial assets are either trade receivables, contract assets or lease receivables

-	Credit impairment model: Purchased or originated credit-impaired financial assets

The measurement of loss allowance under general approach is differentiated depending on whether the credit risk has increased significantly after initial recognition. That is, loss allowance is measured based on 12-month expected credit loss when the credit risk has not increased significantly after initial recognition, while loss allowance is measured at lifetime expected credit loss when credit risk has increased significantly. Lifetime is the expected remaining life of the financial instrument up to the maturity date of the contract.

The measurement of loss allowance under simplified approach is always based on lifetime expected credit loss, and loss allowance under credit impairment model is measured as the cumulative change in lifetime expected credit loss since initial recognition.

a)	Measurement of expected credit losses on financial asset at amortized cost

The expected credit losses on financial assets at amortized cost is measured by the difference between the contractual cash flows during the period and the present value of expected cash flows. Expected cash inflows are computed for individually significant financial assets in order to calculate expected credit losses.

When financial assets that are not individually significant, they are included in a group of financial assets with similar credit risk characteristics and expected credit losses of the Company are calculated collectively.

Expected credit losses are deducted through loss allowance account, and when the financial asset is determined to be uncollectible, the loss allowance is written off from the books along with the related financial asset.

b)	Measurement of expected credit losses on financial asset at FVTOCI

The measurement method of expected credit loss is identical to financial asset at amortized cost, but changes in the allowance is recognized in other comprehensive income. When financial assets at FVTOCI is disposed or repaid, the related allowance is reclassified from accumulated other comprehensive income to net income.

(7)	Offsetting financial instruments

Financial assets and liabilities are presented as a net amount in the statements of financial position when the Company has an enforceable legal right and an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

(8)	Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of premises and equipment is expenditures directly attributable to their purchase or construction, which includes any cost directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in the carrying amount of an asset or as a separate asset (if appropriate) if it is probable that future economic benefit associated with the assets will flow into the Company and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, for all other premises and equipment, depreciation is charged to net income on a straight-line basis by applying the following estimated economic useful lives on the amount of cost or revalued amount less residual value.

Useful life
Leasehold Improvement	5 years
Equipment and Vehicles	5 years

The Company reassesses the depreciation method, the estimated useful lives and residual values of premises and equipment at the end of each reporting period. If changes in the estimates are deemed appropriate, the changes are accounted for as a change in an accounting estimate. When there is an indicator of impairment and the carrying amount of a premises and equipment item exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.

(9)	Intangible assets and goodwill

The Company is recognizing intangible assets measured at the manufacturing cost or acquisition cost plus additional incidental expenses less accumulated amortization and accumulated impairment losses. The Company’s intangible asset are amortized over the following economic lives using the straight-line method. The estimated useful life and amortization method are reviewed at the end of each reporting period. The estimated useful life and amortization method of intangible assets with a finite useful life are reviewed at the end of each reporting period. The estimated useful life and amortization method of intangible assets with an indefinite useful life are reviewed at the end of each reporting period to ensure that the asset has an indefinite useful life. If changes in the estimates are deemed appropriate, the changes are accounted for as a change in an accounting estimate.

Useful life
Software	1~5 years
Development cost	5 years

In addition, when an indicator that intangible assets are impaired is noted, and the carrying amount of the asset exceeds the estimated recoverable amount of the asset, the carrying amount of the asset is reduced to its recoverable amount immediately.

(10)	Impairment of non-monetary assets

Intangible assets with indefinite useful lives or intangible assets that are not yet available for use are tested for impairment annually, regardless of whether or not there is any indication of impairment. All other assets are tested for impairment by estimating the recoverable amount when there is an objective indication that the carrying amount may not be recoverable. Recoverable amount is the higher of value in use or net fair value, less costs to sell. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and such impairment loss is recognized immediately in net income.

(11)	Derivative instruments

Derivative instruments are classified as forwards, futures, options, and swaps depending on the types of transactions, and are classified as either trading or hedging at the point of transaction based on its purpose.

Derivatives are initially recognized at the fair value of the contract date and are subsequently measured at the fair value of the end of each reporting period. The resulting gain or loss is recognized in net income immediately unless the derivative is designated and effective as a hedging instrument. If derivatives have been designated as hedging instruments and it is effective, the recognition point of gain or loss depends on the characteristics of the hedging relationship.

Derivatives with a positive fair value(+) are recognized as financial assets, and derivatives with a negative fair value(-) are recognized as financial liabilities. Derivatives in financial statements are not offset unless they have a legally enforceable right to set-off or intend to set-off.

(12)	Provisions

The Company recognizes provision if (a) it has present or contractual obligations as a result of the past event, (b) it is probable that an outflow of resources will be required to settle the obligation and (c) the amount of the obligation is reliably estimated. Provision is not recognized for the future operating losses.

The Company recognizes the expenses incurred in recovering the leased asset to its original state, under the terms of the lease, as a provision at the commencement date of lease or at a specific period of time when the asset is liable as a result of its use. The provision is measured as the best estimate of the expenditure required to recover the asset and is regularly reviewed and adapted to the new circumstances.

Where there are a number of similar obligations, the probability that an outflow will be required in settlement is determined by considering the obligations as a whole. Although the likelihood of outflow for any one item may be small, if it is probable that some outflow of resources will be needed to settle the obligations as a whole, a provision is recognized.

The balance of provisions is reviewed at the end of each reporting period and adjusted to reflect the best estimate as of the end of the reporting period.

(13)	Equity instruments issued by the Company

1)	Capital and compound financial instruments

The Company classifies a financial instrument that it issues as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement. A financial liability is a contractual obligation to deliver cash or another financial asset to another entity. An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. The compound financial instruments issued by the Company are financial instruments which are neither a financial liability nor an equity instrument as they were designed to contain both equity and debt elements.

If the Company reacquires its own equity instruments, the consideration paid including the direct transaction costs (net of income tax expense) are presented as a deduction from total equity until such instruments are retired or reissued. When these instruments are reissued, the consideration received (net of direct transaction costs) is included in the shareholder’s equity.

2)	Hybrid securities

In case of hybrid securities that have the unconditional right to avoid contractual obligations, such as to deliver cash or other financial assets related to financial instruments, they are classifies as equity instruments and presented as part of equity.

(14)	Employee benefits and pensions

The Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for the services rendered by the employees. Also, the Company recognizes expenses and liabilities in the case of accumulating compensated absences when the employees render services that entitle their right to future compensated absences. Similarly, the Company recognizes expenses and liabilities for customary profit distribution or bonuses when the employees render services, even though the Company does not have legal obligation to do so because it can be construed as constructive obligation.

The Company is operating defined benefit plans. For defined benefit plans, the defined benefit liability is calculated through an actuarial assessment using the projected unit credit method every end of the reporting period, conducted by professional actuaries. Remeasurement, comprising actuarial gains and losses, the return on plan assets (excluding interest), and the effect of the changes to the asset ceiling (if applicable) is reflected immediately in the separate statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur.

Remeasurement recognized in the statement of comprehensive income is not reclassified to profit or loss in the subsequent periods. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are composed of service cost (including current service cost and past service cost, as well as gains and losses on curtailments and settlements), net interest expense (income) and remeasurement.

The Company presents the service cost and net interest expense (income) components in profit or loss, and the remeasurement component in other comprehensive income. Curtailment gains and losses are accounted for as past service costs.

The retirement benefit obligation recognized in the separate statement of financial position represents the actual deficit or surplus in the Company’s defined benefit plans. Any surplus resulting from this calculation is recognized as an asset limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

Liabilities for termination benefits are recognized at the earlier of either 1) the date when the Company is no longer able to cancel its proposal for termination benefits or 2) the date when the Company has recognized the cost of restructuring that accompanies the payment of termination benefits.

(15)	Income taxes

Income tax expense is composed of current tax and deferred tax. That is, income tax expense is composed of taxes payable or refundable during the period and deferred taxes calculated by applying asset-liability method to taxable and deductible temporary differences arising from operating loss and tax credit carryforwards. Temporary differences are the differences between the carrying values of assets and liabilities for financial reporting purposes and their tax bases. Deferred income tax benefit or expense is recognized for the change in deferred tax assets or liabilities. Deferred tax assets and liabilities are measured as of the reporting date using the enacted or substantively enacted tax rates expected to apply in the period in which the liability is settled or asset realized. Deferred tax assets, including the carryforwards of unused tax losses, are recognized to the extent it is probable that the deferred tax assets will be realized.

The Company, as a consolidation group for its wholly-owned subsidiaries applies consolidated tax return approach, in which the Company and its subsidiaries are consolidated into a single tax base and tax amount. The Company determined whether temporary differences are realizable by considering the Company and each subsidiary’s future taxable income. For the changes in deferred income tax asset (liability), the Company recognized income tax expense (benefit), excluding the amounts that are directly adjusted from equity. Also, as the Company became the consolidation entity for tax filings and tax returns, it recognized the total amount of income tax payables as liabilities and individual tax amounts to be received from each of its wholly-owned subsidiaries as receivables.

Deferred income tax assets and liabilities are offset if, and only if, the Company has a legally enforceable right to offset current tax assets against current tax liabilities, and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority or when the entity intends to settle current tax liabilities and assets on a net basis with different taxable entities.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets or liabilities are not recognized if they arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Current and deferred taxes are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity or when it arises from business combination.

The tax uncertainty arises from the compensation claim filed by the Company, and refund litigation for the amount of tax levied by the tax authority due to differences in tax law analysis. In response, the Company paid taxes in accordance with K-IFRS 2123 due to the tax authority’s claim, but recognized as a corporate tax asset if it is highly probable of a refund in the future. In addition, the Company appropriately estimates and reflects the amount of corporate tax liabilities based on the analysis of corporate tax laws and the evaluation of many factors, including past experiences.

(16)	Earnings per share (“EPS”)

Basic EPS is a calculation of net income per each common stock. It is calculated by dividing net income attributable to ordinary shareholders by the weighted-average number of common shares outstanding. Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of all dilutive potential common shares.

(17)	Share-based payments

For cash-settled share-based payment transactions that provide cash in return for the goods or services received, the Company measures the goods or services received, and the corresponding liability at the fair value and recognizes as employee benefit expenses and liabilities during the vesting period.

The fair value of the liability is remeasured at the end of each reporting period and the settlement date until the liability is settled, and changes in fair value are recognized as employee benefits.

(18)	Leases

1)

The Company determines whether the contract is, or contains, a lease at the date of initial application. A contract is or contains a lease if the right to control the use of an identified asset is transferred in exchange for the consideration received for a period of time. In determining whether a contract transfers control of the use of the identified asset, the Company uses the definition of lease in K-IFRS 1116.

2)	Lessee

At the commencement date, the Company recognizes a right-of-use asset and a lease liability. The right-of-use asset is initially measured at cost, which comprises the amount of the initial measurement of the lease liability, lease payments made at or before the commencement date (less any lease incentives received), initial direct costs, and an estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located.

The right-of-use asset is subsequently depreciated on a straight-line basis from the commencement date to the end of the lease term. However, if the lease transfers ownership of the underlying asset to the lessee by the end of the lease term or if the cost of the right-of-use asset reflects that the lessee will exercise a purchase option, the lessee depreciates the right-of-use asset same as a fixed asset from the commencement date to the end of the useful life of the underlying asset. The right-of-use asset may be reduced by an impairment of the underlying asset or adjusted by remeasurement of the lease liability.

At the commencement date, a lease liability is measured at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if the rate can be readily determined. If the rate cannot be readily determined, the Company’s incremental borrowing rate can be used. Generally, the Company uses incremental borrowing rate as a discount rate.

The Company makes adjustments to reflect the terms of the lease and the characteristics of the lease asset in interest rates obtained from external financial information, and calculates the incremental borrowing rate.

The lease payments included in the measurement of the lease liability comprise the following:

-	Fixed payments (including in-substance fixed payments)

-	Variable lease payments that depend on an index (or a rate), initially measured using the index or rate as at the commencement date

-	Amounts expected to be payable by the lessee under residual value guarantees

-

The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, lease payments of the extended period if the lessee is reasonably certain to exercise extension option, and payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

A lease liability is subsequently measured by increasing the carrying amount to reflect interest rate on the lease liability and reducing the carrying amount to reflect the lease payments made. A lease liability is remeasured when future lease payments change, depending on the changes in an index or a rate, change in amounts expected to be payable due to residual value guarantees, assessment of whether the Company is reasonably certain to exercise the purchase option and extension option, the Company is not reasonably certain to exercise the termination options.

When lease liability is remeasured, the related right-of-use asset is adjusted and if the carrying amount of the right-of-use asset decreases to zero, the remeasurement amount is recognized in profit or loss.

A Company’s judgment is used when determining the lease term for some contracts that contain extension options. The assessment on whether the Company is reasonably certain to exercise the extension option could affect the lease term, and therefore, the lease liability and the right-of-use asset could be significantly affected.

The Company reevaluates the lease term when the option is exercised (or not exercised) or the Company is liable to exercise (or not exercise) the option. Company will change its judgment only when significant events occur that affect the lessee’s control and the determination of the lease term, or there is a significant change in the circumstances.

In the statement of financial position, the Company classified the right-of-use assets that do not meet the definition of investment property as ‘premises and equipment’ and the lease liabilities as ‘other financial liabilities.’

The Company has chosen a practical expedient that does not recognize the right-of-use asset and lease liabilities for short-term leases with a lease term less than 12 months and leases for which the underlying asset is of low value. The Company recognizes the lease payments associated with those leases as an expense on a straight-line basis over the lease term.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The outbreak of COVID-19 in 2020 has had a significant impact on the global economy including Korea. Financial and economic shocks may have negative impacts on the Company’s financial condition and results of operations in various forms both domestically and internationally. The Company will continue to evaluate future prospects related to the duration of COVID-19’s economic impact and the government’s policies.

The significant accounting estimates and assumptions are continuously being evaluated based on numerous factors including historical experiences and expectations of future events considered to be reasonably possible. Actual results can differ from those estimates based on such definitions. The accounting estimates and assumptions that contain significant risk of materially changing current book values of assets and liabilities in the next accounting periods are as follows:

(1)	Income taxes

The Company has recognized current and deferred taxes based on best estimates of expected future income tax effect arising from the Company’s operations until the end of the current reporting period. However, actual tax payment may not be identical to the related assets and/or liabilities already recognized, and these differences may affect current taxes and deferred tax assets/liabilities at the time when income tax effects are finalized. Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. In this case the Company’s evaluation considers various factors such as estimated future taxable profit based on forecasted operating results, which are based on historical financial performance. The Company is reviewing the book value of deferred tax assets every end of the reporting period and in the event that the possibility of earning future taxable income changes, the deferred tax assets are adjusted up to taxable income sufficient to use deductible temporary differences.

(2)	Valuation of financial instruments

Financial assets at FVTPL and FVTOCI are recognized in the separate financial statements at fair value. All derivatives are measured at fair value. Valuation techniques are required in order to determine fair values of financial instruments where observable market prices do not exist. Financial instruments that are not actively traded and have low price transparency will have less objective fair value and require broad judgment in liquidity, concentration, uncertainty in market factors and assumption in price determination and other risks.

As described in Note 2, (6) 5), ‘Fair value of financial instruments’, when valuation techniques are used to determine the fair value of a financial instrument, various general techniques are used, and various types of assumptions and variables are incorporated during the process.

(3)	Impairment of financial instruments

KIFRS 1109 requires entities to measure loss allowance equal to 12-month expected credit losses or lifetime expected credit losses after classifying financial assets into one of the three stages, which depends on the degree of increase in credit risk after their initial recognition.

	Stage 1	Stage 2	Stage 3
	Credit risk has not significantly increased since initial recognition(*)	Credit risk has significantly increased since initial recognition	Credit has been impaired
Allowance for expected credit losses	Expected 12-month credit losses: Expected credit losses due to possible defaults on financial instruments within a 12-month period from the end of reporting period.	Expected lifetime credit losses: Expected credit losses from all possible defaults during the expected lifetime of the financial instruments.

(*)	Credit risk may be considered to not have been significantly increased when credit risk is low at the end of reporting period.

The Company has estimated the allowance for credit losses based on reasonable and supportable information that was available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

(4)	Defined benefit plan

The Company operates a defined benefit pension plan. Defined benefit obligation is calculated at every end of the reporting period by performing actuarial valuation, and estimation of assumptions such as discount rate, expected wage growth rate and mortality rate is required to perform such actuarial valuation. The defined benefit plan, due to its long-term nature, contains significant uncertainties in its estimates.

4.	RISK MANAGEMENT

The Company is exposed to various risks that may arise from its operating activities and credit risk, market risk and liquidity risk are the main types of risks. In order to manage such risks, the Risk Management Committee analyzes, assesses, and establishes risk management standards, including policies, guidelines, management systems and decision-making to ensure sound management of the Company.

The Risk Management Committee, Chief Risk Officer (“CRO”) and the Risk Management Department are operated as risk management organizations. The board of directors operates the Risk Management Committee, composed of nonexecutive directors for professional risk management. The Risk Management Committee performs as the top decision-making body for risk management by establishing fundamental risk management policies that are consistent with the Company’s management strategy and by determining the Company’s acceptable level of risk.

CRO assists the Risk Management Committee and operates the Company Risk Management Council, which is composed of the risk management managers of the subsidiaries, to periodically check and improve the external environment and the Company’s risk burden. The Risk Management Department which is independently structured, controls the risk management matter of the Company and reports key risks and assists decision-making.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Company’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Company measures expected loss on assets subject to credit risk management and uses it as a management indicator.

2)	Maximum exposure

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

		December 31, 2020	December 31, 2019
Loans and other financial assets at amortized cost (*)	Banks	598,398	1,228,918
	Corporates	20,719	40,285

	Sub-total	619,117	1,269,203

Financial assets at FVTPL	Derivative assets	7,247	9,434

	Total	626,364	1,278,637

(*)	Cash and cash equivalents are not included.

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
	Korea	Korea
Loans and other financial assets at amortized cost	619,117	1,269,203
Financial assets at FVTPL	7,247	9,434

Total	626,364	1,278,637

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are finance and insurance, and others in accordance with the Korea Standard Industrial Classification Code as of December 31, 2020 and December 31, 2019 (Unit: Korean Won in millions):

	December 31, 2020
	Finance and insurance	Others	Total
Loans and other financial assets at amortized cost	617,024	2,093	619,117
Financial assets at FVPTL	7,247	—	7,247

Total	624,271	2,093	626,364

	December 31, 2019
	Finance and insurance	Others	Total
Loans and other financial assets at amortized cost	1,267,228	1,975	1,269,203
Financial assets at FVPTL	9,434	—	9,434

Total	1,276,662	1,975	1,278,637

3)	Credit risk exposure

The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL as of December 31, 2020 and December 31, 2019 is as follows (Unit: Korean Won in millions):

	December 31, 2020
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
Financial assets	Above appropriate credit rating (*1)	Less than a limited credit rating (*3)	Above appropriate credit rating (*2)	Less than a limited credit rating (*3)

Loans and other financial assets at amortized cost	619,264	—	—	—	—	619,264	(147)	619,117
Banks	598,545	—	—	—	—	598,545	(147)	598,398
Corporates	20,719	—	—	—	—	20,719	—	20,719
General business	20,719	—	—	—	—	20,719	—	20,719

Total	619,264	—	—	—	—	619,264	(147)	619,117

(*1)	Credit grade of corporates are AAA ~ BBB.
(*2)	Credit grade of corporates are A- ~ BBB.
(*3)	Credit grade of corporates are BBB- ~ C.

	December 31, 2019
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
Financial assets	Above appropriate credit rating (*1)	Less than a limited credit rating (*3)	Above appropriate credit rating (*2)	Less than a limited credit rating (*3)
Loans and other financial assets at amortized cost	1,269,466	—	—	—	—	1,269,466	(263)	1,269,203
Banks	1,229,181	—	—	—	—	1,229,181	(263)	1,228,918
Corporates	40,285	—	—	—	—	40,285	—	40,285
General business	40,285	—	—	—	—	40,285	—	40,285

Total	1,269,466	—	—	—	—	1,269,466	(263)	1,269,203

(*1)	Credit grade of corporates are AAA ~ BBB.
(*2)	Credit grade of corporates are A- ~ BBB.
(*3)	Credit grade of corporates are BBB- ~ C.

(2)	Market risk

Market risk is the possible risk of loss arising from trading position and non-trading position as a result of the volatility of market factors such as interest rates, stock prices and foreign exchange rates, and the Company’s main market risk is interest rate risk.

The Company estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows (both principal and interest), interest bearing assets and liabilities, presented by each re-pricing date, are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Within 3 months (*1)	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost (*1)	469,756	—	—	—	—	—	469,756
Financial assets at FVTOCI (*2)	—	—	—	—	—	149,614	149,614

Sub-total	469,756	—	—	—	—	149,614	619,370
Liability:
Debentures	6,100	6,100	6,100	6,100	292,074	1,027,917	1,344,391

	December 31, 2019
	Within 3 months (*1)	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost (*1)	445,070	733,330	—	—	—	—	1,178,400
Liability:
Debentures	5,486	5,486	5,486	5,487	87,780	1,049,863	1,159,588

(*1)

The principal and interest cash flows of cash and cash equivalents are included in the cash flows within three months, with 69,206 million won and 43,670 million won as of December 31, 2020 and December 31, 2019, respectively.

(*2)	Due to the uncertain timing of the sale, it is included in the section for over 5 years in accordance with the expiration of the remaining contract

(3)	Liquidity risk

Liquidity risk refers to the risk that the Company may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent damages from potential liquidity shortages with effective risk management that could arise from mismatching the assets and liabilities or unexpected cash outflows. The financial liabilities in the statement of financial position that are relevant to liquidity risk are incorporated within the scope of risk management.

The Company manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.).

2)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Debentures	6,100	6,100	6,100	6,100	292,074	1,027,917	1,344,391
Lease liabilities	722	705	705	704	2,768	—	5,604
Other financial liabilities	10,247	3,304	—	391	2,604	—	16,546

Total	17,069	10,109	6,805	7,195	297,446	1,027,917	1,366,541

	December 31, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Debentures	5,486	5,486	5,486	5,487	87,780	1,049,863	1,159,588
Lease liabilities	335	335	335	336	249	—	1,590
Other financial liabilities	6,131	2,043	—	183	820	—	9,177

Total	11,952	7,864	5,821	6,006	88,849	1,049,863	1,170,355

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Debentures	6,100	6,100	6,100	6,100	292,074	1,027,917	1,344,391
Lease liabilities	722	705	705	704	2,768	—	5,604
Other financial liabilities	10,247	3,304	—	391	2,604	—	16,546

Total	17,069	10,109	6,805	7,195	297,446	1,027,917	1,366,541

	December 31, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Debentures	5,486	5,486	5,486	5,487	87,780	1,049,863	1,159,588
Lease liabilities	335	335	335	336	249	—	1,590
Other financial liabilities	6,131	2,043	—	183	820	—	9,177

Total	11,952	7,864	5,821	6,006	88,849	1,049,863	1,170,355

(4)	Capital management

The Company complies with the standard of capital adequacy provided by financial regulatory authorities. The capital adequacy standard is based on Basel published by Basel III Committee on Banking Supervision in Bank for International Settlement and was implemented in Korea in December 2013. The capital adequacy ratio is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the consolidated financial statements of the Company.

According to the above regulations, the Company is required to meet the following minimum requirements: Common Equity Tier 1 capital ratio of 8.0% and 7.0%, a Tier 1 capital ratio of 9.5% and 8.5%, and a minimum total capital ratio of 11.5% and 10.5% as of December 31, 2020, and 2019, respectively.

Details of the Company’s capital adequacy ratio are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Tier 1 capital	19,828,094	19,135,300
Other Tier 1 capital	3,533,648	3,340,252
Tier 2 capital	4,086,035	4,639,519

Total risk-adjusted capital	27,447,777	27,115,071

Risk-weighted assets for credit risk	178,114,590	209,802,895
Risk-weighted assets for market risk	6,086,905	5,586,757
Risk-weighted assets for operational risk	14,067,185	12,656,301

Total risk-weighted assets	198,268,680	228,045,953

Common Equity Tier 1 ratio	10.00%	8.39%

Tier 1 capital ratio	11.78%	9.86%

Total capital ratio	13.84%	11.89%

5.	STATEMENTS OF CASH FLOWS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Demand deposits	19,176	43,670
Fixed deposits	50,000	—

Total	69,176	43,670

(2)	Significant transactions of investing activities and financing activities not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020	For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Changes in other comprehensive income related to valuation of financial assets at FVTOCI	(280)	—
Increase in account payables related to acquisition of premises and equipment	60	—
Increase in account payables related to acquisition of intangible assets	18	—
Changes in right-of-use assets due to new contract	1,476	3,439
Changes in right-of-use assets due to renewal of contract	4,935	—
Changes in lease liabilities due to new contract	1,360	2,812
Changes in lease liabilities due to renewal of contract	4,829	—
Comprehensive stock transfer	—	18,502,760

(3)

Adjustments of liabilities from financing activities for the year ended December 31, 2020 and for the period from January 11, 2019 (date of incorporation) to December 31, 2019 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Beginning	Cash flow	Not involving cash inflows and outflows		Ending
			Amortization	Others (*)
Debentures	947,679	199,556	268	—	1,147,503
Lease liabilities	1,568	(2,203)	29	6,145	5,539

Total	949,247	197,353	297	6,145	1,153,042

(*)	Changes in lease liabilities due to new and renewed contracts include 1,360 million won and 4,829 million won, respectively.

	For the period from January 11,2019 (date of incorporation) to December 31, 2019
	Beginning	Cash flow	Not involving cash inflows and outflows		Ending
			Amortization	Others (*)
Debentures	—	947,604	75	—	947,679
Lease liabilities	—	(1,289)	45	2,812	1,568

Total	—	946,315	120	2,812	949,247

(*)	Changes in lease liabilities due to new contracts include 2,812 million won.

6.	FINANCIAL ASSETS AT FVTPL

(1)	Details of financial assets at FVTPL as of December 31, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Financial assets at fair value through profit or loss mandatorily measured at fair value	7,247	9,434

(2)	Financial assets at fair value through profit or loss mandatorily measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Derivatives assets	7,247	9,434

(3)	Financial assets at FVTPL designated as upon initial recognition is nil among financial assets at FVTPL as of December 31, 2020 and December 31, 2019.

7.	FINANCIAL ASSETS AT FVTOCI

(1)	Details of financial assets at FVTOCI as of December 31, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Hybrid securities	149,614	—

(2)	Details of equity securities designated as financial assets at FVTOCI as of December 31, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

Purpose of acquisition	December 31, 2020	December 31, 2019
Investment for political purpose	149,614	—

8.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost as of December 31, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Due from banks	399,853	1,129,738
Other financial assets	219,264	139,465

Total	619,117	1,269,203

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Due from banks in local currency:
Due from depository banks	400,000	1,130,000
Loss allowance	(147)	(262)

Total	399,853	1,129,738

(3)	Changes in the allowance for credit losses and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(262)	—	—	(262)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Reversal of allowance for credit loss	115	—	—	115

Ending balance	(147)	—	—	(147)

For the period from January 11, 2019 (date of incorporation) to December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	—	—	—	—
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision of allowance for credit loss	(262)	—	—	(262)

Ending balance	(262)	—	—	(262)

2)	Gross carrying amount

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	1,130,000	—	—	1,130,000
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase (decrease)	(730,000)	—	—	(730,000)

Ending balance	400,000	—	—	400,000

For the period from January 11,2019 (date of incorporation) to December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	—	—	—	—
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase (decrease)	1,130,000	—	—	1,130,000

Ending balance	1,130,000	—	—	1,130,000

(4)	Details of other financial assets are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Receivables	215,819	134,891
Accrued income	1,419	3,641
Lease deposits	2,026	934
Allowance for credit losses	—	(1)

Total	219,264	139,465

(5)	Changes in the allowances for credit losses and gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(1)	—	—	(1)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Reversal of allowance for credit loss	1	—	—	1

Ending balance	—	—	—	—

For the period from January 11, 2019 (date of incorporation) to December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	—	—	—	—
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision of allowance for credit loss	(1)	—	—	(1)

Ending balance	(1)	—	—	(1)

2)	Gross carrying amount

	For the year ended December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	139,466	—	—	139,466
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase (decrease)	79,798	—	—	79,798

Ending balance	219,264	—	—	219,264

For the period from January 11, 2019 (date of incorporation) to December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	—	—	—	—
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase (decrease)	139,466	—	—	139,466

Ending balance	139,466	—	—	139,466

9.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments characteristics and market condition such as volume of transactions and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Company’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2—fair value measurements are those derived from inputs other than quoted prices included within Level 2 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•

Level 3—fair value measurements are those derived from valuation technique that include inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at FVTPL
Derivative assets	—	—	7,247	7,247
Financial assets at FVTOCI
Hybrid securities	—	—	149,614	149,614

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at FVTPL
Derivative assets	—	—	9,434	9,434

Financial assets measured at FVTPL and financial assets measured at FVTOCI are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Company determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

	Valuation methods	Input variables
Derivatives	The fair value is measured considering the price and volatility of the underlying assets using the Binomial Tree, a commonly used technique in the market	Values of underlying assets, Volatility, Risk-free market return, Corporate bond yield rate

Hybrid securities	The fair value is measured using the Hull and White model and the Monte Carlo Simulations.	YTM Matrix, Additive spread by grade, Risk spread by entity, Effective Credit rating, Issuing information by item, Interest rate volatility estimate

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Fair value measurement technique	Type	Significant unobservable inputs	Range	Impact of changes in significant unobservable inputs on fair value measurement
Derivative assets	Option valuation model and others	Equity related	Value of underlying assets and volatility	22.49% ~ 27.49%	Variation of fair value increases as value of underlying assets and volatility increases.
Hybrid securities	Hull and White model and others	Hybrid securities related	Interest rate (YTM)	Interest rate 0.42%~ 1.83% Market rate 1.84% ~ 4.60%	Variation of fair value increases as variation of interest rate (YTM) increases.

The fair value of financial assets classified as level 3 uses external valuation figures.

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows. (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Beginning balance	Net Income	Other comprehensive income	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3	Ending balance
Financial assets:
Financial assets at FVTPL
Derivative assets	9,434	(2,187)	—	—	—	—	7,247
Financial assets at FVTOCI
Hybrid securities	—	—	(386)	150,000	—	—	149,614

	For the period from January 11, 2019(date of incorporation) to December 31, 2019
	Beginning balance	Net Income	Other comprehensive income	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3	Ending balance
Financial assets:
Financial assets at FVTPL
Derivative assets	—	9,434	—	—	—	—	9,434

(4)	Sensitivity analysis results on reasonable fluctuation of the significant unobservable input variables for the fair value of Level 3 financial instruments are as follows.

The sensitivity analysis on financial instruments shows how changes in unobservable inputs affect changes in fair value of the instruments through favorable and unfavorable changes. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for equity related derivatives of which fair value changes are recognized as net income and hybrid securities of which fair value changes are recognized as other comprehensive income among level 3 financial instruments.

The following table presents the sensitivity analysis to disclose the effect of reasonably possible volatility on the fair value of a Level 3 financial instruments (Unit: Korean Won in millions):

	December 31, 2020
	Net income		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	724	(724)	—	—
Financial assets at FVTOCI
Hybrid securities (*2)	—	—	6,647	(6,365)

(*1)

Fair value changes of equity related derivatives are calculated by increasing or decreasing stock price volatility rate of underlying assets and correlation, which are major unobservable variables, by 10%, respectively.

(*2)	Fair value changes of hybrid securities are calculated by increasing or decreasing market rate, which is the major unobservable variable, by 1%, respectively.

	December 31, 2019
	Net income
	Favorable	Unfavorable
Financial assets:
Financial assets at fair value through profit or loss mandatorily measured at fair value
Derivative assets (*)	943	(943)

(*)

Fair value changes of equity related derivatives are calculated by increasing or decreasing stock price volatility rate of underlying assets and correlation, which are major unobservable variables, by 10%, respectively.

(5)	Fair value and carrying amount of financial liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:
Loans and other financial assets at amortized cost (*)	—	—	619,117	619,117	619,117
Financial liabilities:
Debentures	—	1,186,034	—	1,186,034	1,147,503
Other financial liabilities (*)	—	—	16,546	16,546	16,546

(*)	The carrying amount is disclosed at fair value considering the carrying amount as an approximation of fair value.

	December 31, 2019
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:	`
Loans and other financial assets at amortized cost (*)	—	—	1,269,203	1,269,203	1,269,203
Financial liabilities:
Debentures	—	951,387	—	951,387	947,679
Other financial liabilities (*)	—	—	9,177	9,177	9,177

(*)	The carrying amount is disclosed at fair value considering the carrying amount as an approximation of fair value.

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Company determines the fair value using valuation methods. For the disclosed items in which book value is considered to be the approximate value of fair value, valuation techniques and input variables are not disclosed. Valuation techniques and input variables for the fair value of financial liabilities that are recorded at amortized cost are as follows:

	Valuation methods	Input variables
Debentures	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Company.	Risk-free market rate, etc.

(6)	Financial instruments by category

Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	December 31, 2020
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Total
Deposits	—	—	399,853	399,853
Hybrid securities	—	149,614	—	149,614
Derivative assets	7,247	—	—	7,247
Other financial assets	—	—	219,264	219,264

Total	7,247	149,614	619,117	775,978

	December 31, 2019
Financial assets	Financial assets at FVTPL	Financial assets at amortized cost	Total
Deposits	—	1,129,738	1,129,738
Derivative assets	9,434	—	9,434
Other financial assets	—	139,465	139,465

Total	9,434	1,269,203	1,278,637

	December 31, 2020	December 31, 2019
Financial liabilities	Financial liabilities at amortized cost	Financial liabilities at amortized cost
Debentures	1,147,503	947,679
Other financial liabilities	16,546	9,177

Total	1,164,049	956,856

(7)	Income or expense from financial instruments by category

Income or expense from financial assets and liabilities by each category for the year ended December 31, 2020 and for the period from January 11, 2019 (date of incorporation) to December 31, 2019 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Interest Income(expense)	Reversal (Provision) of credit loss	Others	Total
Financial assets at FVTPL	—	—	(920)	(920)
Financial assets at FVTOCI	—	—	2,580	2,580
Loans and other financial assets at amortized cost (*)	10,082	116	—	10,198
Financial liabilities at amortized cost	(22,992)	—	—	(22,992)

Total	(12,910)	116	1,660	(11,134)

(*)	2,910 million won interest income of cash and cash equivalents are included.

	For the period from January 11, 2019 (date of incorporation) to December 31, 2019
	Interest Income(expense)	Reversal (Provision) of credit loss	Others	Total
Financial assets at FVTPL	—	—	9,434	9,434
Loans and other financial assets at amortized cost (*)	7,741	(263)	—	7,478
Financial liabilities at amortized cost	(7,644)	—	—	(7,644)

Total	97	(263)	9,434	9,268

(*)	4,126 million won interest income of cash equivalents is included.

10.	INVESTMENTS IN SUBSIDIARIES

(1)	Details of Investments in subsidiaries are as follows (Unit: Korean Won in millions and number of shares):

Subsidiaries	Location	Capital stock	Main business
Woori Bank	Korea	3,581,400	Finance
Woori Card Co., Ltd.	Korea	896,300	Finance
Woori Financial Capital Co., Ltd.	Korea	287,700	Finance
Woori Investment Bank Co., Ltd.	Korea	437,100	Other credit finance
Woori Asset Trust Co., Ltd.	Korea	15,300	Finance
Woori Asset Management Corp.	Korea	20,000	Finance
Woori Credit Information Co., Ltd.	Korea	5,000	Credit information
Woori Fund Service Co., Ltd.	Korea	10,000	Finance
Woori Private Equity Asset Management Co., Ltd.	Korea	30,000	Finance
Woori Global Asset Management Co., Ltd.	Korea	20,000	Finance
Woori FIS Co., Ltd.	Korea	24,500	System software development & maintenance
Woori Finance Research Institute Co., Ltd.	Korea	3,000	Other service business

	December 31, 2020			December 31, 2019
Subsidiaries (*1)	Number of shares	Percentage of ownership (%) (*2)	Financial statements date of use	Number of shares	Percentage of ownership (%) (*2)	Financial statements date of use
Woori Bank	716,000,000	100.0	December 31, 2020	676,000,000	100.0	December 31,2019
Woori Card Co., Ltd.	179,266,200	100.0	December 31, 2020	179,266,200	100.0	December 31,2019
Woori Financial Capital Co., Ltd.	42,605,000	76.8	December 31, 2020	—	—	—
Woori Investment Bank Co., Ltd.	513,162,392	58.7	December 31, 2020	403,404,538	59.8	December 31,2019
Woori Asset Trust Co., Ltd.	1,560,000	67.2	December 31, 2020	1,560,000	67.2	December 31,2019
Woori Asset Management Corp.	2,920,000	73.0	December 31, 2020	2,920,000	73.0	December 31,2019
Woori Credit Information Co., Ltd.	1,008,000	100.0	December 31, 2020	1,008,000	100.0	December 31,2019
Woori Fund Service Co., Ltd.	2,000,000	100.0	December 31, 2020	2,000,000	100.0	December 31,2019
Woori Private Equity Asset Management Co., Ltd.	6,000,000	100.0	December 31, 2020	6,000,000	100.0	December 31,2019
Woori Global Asset Management Co., Ltd.	4,000,000	100.0	December 31, 2020	4,000,000	100.0	December 31,2019
Woori FIS Co., Ltd.	4,900,000	100.0	December 31, 2020	4,900,000	100.0	December 31,2019
Woori Finance Research Institute Co., Ltd.	600,000	100.0	December 31, 2020	600,000	100.0	December 31,2019

(*1)	Only subsidiaries invested directly by the Company are included.
(*2)	The percentage is based on the effective shareholding rate relative to the number of stocks outstanding.

(2)	Changes in the carrying value of investments in subsidiaries are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Beginning balance	Acquisition	Disposal	Ending balance
Woori Bank	17,921,151	1,000,000	—	18,921,151
Woori Card Co., Ltd.	1,118,367	—	—	1,118,367
Woori Financial Capital Co., Ltd. (*)	—	633,758	—	633,758
Woori Investment Bank Co., Ltd.	392,795	54,878	—	447,673
Woori Asset Trust Co., Ltd.	224,198	—	—	224,198
Woori Asset Management Corp.	122,449	—	—	122,449
Woori Credit Information Co., Ltd.	16,466	—	—	16,466
Woori Fund Service Co., Ltd.	13,939	—	—	13,939
Woori Private Equity Asset Management Co., Ltd.	7,797	—	—	7,797
Woori Global Asset Management Co., Ltd.	33,000	—	—	33,000
Woori FIS Co., Ltd.	21,754	—	—	21,754
Woori Finance Research Institute Co., Ltd.	1,677	—	—	1,677

Total	19,873,593	1,688,636	—	21,562,229

(*)	After the Company acquiring 76.8% of Aju Capital Co., Ltd. in December 2020, Aju Capital Co. changed its name to Woori Financial Capital Co., Ltd.

	For the period from January 11, 2019 (date of incorporation) to December 31, 2019
	Beginning balance (date of incorporation)	Acquisition	Disposal	Ending balance
Woori Bank (*1)	17,921,151	—	—	17,921,151
Woori Card Co., Ltd. (*2)	—	1,118,367	—	1,118,367
Woori Investment Bank Co., Ltd. (*2)	—	392,795	—	392,795
Woori Asset Trust Co., Ltd. (*3)	—	224,198	—	224,198
Woori Asset Management Corp. (*4)	—	122,449	—	122,449
Woori Credit Information Co., Ltd. (*1)	16,466	—	—	16,466
Woori Fund Service Co., Ltd. (*1)	13,939	—	—	13,939
Woori Private Equity Asset Management Co., Ltd. (*1)	7,797	—	—	7,797
Woori Global Asset Management Co., Ltd. (*5)	—	33,000	—	33,000
Woori FIS Co., Ltd. (*1)	21,754	—	—	21,754
Woori Finance Research Institute Co., Ltd. (*1)	1,677	—	—	1,677

Total	17,982,784	1,890,809	—	19,873,593

(*1)	Acquired by the comprehensive stock transfer at the date of incorporation.
(*2)	Woori Card Co., Ltd. and Woori Investment Bank Co., Ltd. were transferred from second-tier subsidiaries to subsidiaries in September 2019.
(*3)	After the Company acquiring 67.2% of Kukje Trust Co. stakes, Kukje Trust Co. changed its name to Woori Asset Trust Co., Ltd. in December 2019.
(*4)	After the Company acquiring 73% of Tongyang Asset Management Corporation stakes, Tongyang Asset Management Corporation changed its name to Woori Asset Management Corporation in August 2019.
(*5)

After obtaining approval from the Financial Services Commission to change the major shareholder of ABL Global Asset Management Co., Ltd. in July 2019, the remaining payment was completed in August 2019. After the acquisition, the company name was changed to Woori Global Asset Management Co., Ltd.

11.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment as of December 31, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Building	Equipment and Vehicles	Leasehold improvements	Total
Premises and equipment(owned)	—	3,779	3,233	7,012
Right-of-use asset	4,936	590	—	5,526

Total	4,936	4,369	3,233	12,538

	December 31, 2019
	Building	Equipment and Vehicles	Leasehold improvements	Total
Premises and equipment(owned)	—	3,767	1,796	5,563
Right-of-use asset	1,436	384	—	1,820

Total	1,436	4,151	1,796	7,383

(2)	Details of premises and equipment (owned) as of December 31, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Equipment and Vehicles	Leasehold improvements	Total
Acquisition cost	5,572	4,283	9,855
Accumulated depreciation	(1,793)	(1,050)	(2,843)

Net carrying amount	3,779	3,233	7,012

	December 31, 2019
	Equipment and Vehicles	Leasehold improvements	Total
Acquisition cost	4,538	2,184	6,722
Accumulated depreciation	(771)	(388)	(1,159)

Net carrying amount	3,767	1,796	5,563

(3)	Details of changes in premises and equipment (owned) are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Equipment and Vehicles	Leasehold improvements	Total
Beginning balance	3,767	1,796	5,563
Acquisitions	1,034	2,100	3,134
Depreciation	(1,022)	(663)	(1,685)

Ending balance	3,779	3,233	7,012

	For the period from January 11, 2019 (date of incorporation) to December 31, 2019
	Equipment and Vehicles	Leasehold improvements	Total
Beginning balance	—	—	—
Acquisitions	4,538	2,184	6,722
Depreciation	(771)	(388)	(1,159)

Ending balance	3,767	1,796	5,563

(4)	Details of right-of-use assets as of December 31, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Building	Equipment and Vehicles	Total
Acquisition cost	8,703	1,085	9,788
Accumulated depreciation	(3,767)	(495)	(4,262)

Net carrying amount	4,936	590	5,526

	December 31, 2019
	Building	Equipment and Vehicles	Total
Acquisition cost	2,871	568	3,439
Accumulated depreciation	(1,435)	(184)	(1,619)

Net carrying amount	1,436	384	1,820

(5)

Details of changes in right-of-use assets for the year ended December 31, 2020 and for the period from January 11, 2019 (date of incorporation) to December 31, 2019 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Building	Equipment and Vehicles	Total
Beginning balance	1,436	384	1,820
New contracts	896	580	1,476
Changes in contract	4,936	—	4,936
Termination	—	(39)	(39)
Depreciation	(2,332)	(335)	(2,667)

Ending balance	4,936	590	5,526

	For the period from January 11, 2019 (date of incorporation) to December 31, 2019
	Building	Equipment and Vehicles	Total
Beginning balance	—	—	—
New contracts	2,871	568	3,439
Depreciation	(1,435)	(184)	(1,619)

Ending balance	1,436	384	1,820

12.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	December 31, 2020
	Software	Development cost	Membership deposit	Total
Acquisition cost	3,097	2,231	2,371	7,699
Accumulated amortization	(1,832)	(585)	—	(2,417)

Net carrying amount	1,265	1,646	2,371	5,282

	December 31, 2019
	Software	Development cost	Total
Acquisition cost	2,729	1,901	4,630
Accumulated amortization	(1,144)	(176)	(1,320)

Net carrying amount	1,585	1,725	3,310

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Software	Development cost	Membership deposit	Total
Beginning balance	1,585	1,725	—	3,310
Acquisitions	368	330	2,371	3,069
Amortization	(688)	(409)	—	(1,097)

Ending balance	1,265	1,646	2,371	5,282

	For the period from January 11, 2019 (date of incorporation) to December 31, 2019
	Software	Development cost	Total
Beginning balance	—	—	—
Acquisitions	2,729	1,901	4,630
Amortization	(1,144)	(176)	(1,320)

Ending balance	1,585	1,725	3,310

13.	DEBENTURES

Details of debentures are as follows (Unit: Korean Won in millions):

	December 31, 2020		December 31, 2019
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bonds:
General bonds	1.23	200,000	—	—
Subordinated bonds	2.13 ~ 2.55	950,000	2.13 ~ 2.55	950,000

Sub-total		1,150,000		950,000
Deducted item:
Discounts on bonds		(2,497)		(2,321)

Total		1,147,503		947,679

14.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Asset retirement obligation	782	600

(2)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the year ended December 31,2020	For the period from January 11, 2019 (date of incorporation) to December 31, 2019

Beginning balance	600	—
Increase	168	588
Amortization	14	12

Ending balance	782	600

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation – arising from leased assets used as offices as of December 31, 2020, discounted by appropriate discount rate. The restoration cost is expected to occur by the end of the lease period of each office, and the Company used the average amount of the major subsidiaries’ actual recovery cost and the inflation rate for the past 3 years in order to estimate future recovery cost.

15.	NET DEFINED BENEFIT LIABILITY(ASSET)

The Company’s pension plan is based on the defined benefit retirement pension plan. Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of salary at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes into account of projected earnings’ increase, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Company is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of blue chip bonds	A decrease in profitability of blue chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability(asset) are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Present value of defined benefit obligation	20,083	14,174
Fair value of plan assets	(23,592)	(10,692)

Net defined benefit liability(asset)	(3,509)	3,482

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2020	For the period from January 11, 2019 (date of incorporation) to December 31, 2019

	Beginning balance	14,174	—
	Transfer-in / out	2,441	8,276
	Recruit / Transfer in	1,266	3,360
	Current service cost	2,127	1,415
	Interest cost	410	253
Remeasurements	Financial assumption	298	(457)
	Demographic assumptions	—	542
	Experience adjustment	454	762
	Retirement benefit paid	(1,007)	(54)
	Others	(80)	77

	Ending balance	20,083	14,174

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020	For the period from January 11, 2019 (date of incorporation) to December 31, 2019

Beginning balance	10,692	—
Transfer-in / out	4,155	8,877
Interest income	304	129
Remeasurements	(86)	(24)
Employer’s contributions	8,760	1,710
Retirement benefit paid	(233)	—

Ending balance	23,592	10,692

(4)	The fair value of plan assets as of December 31, 2020 and December 31, 2019 is as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Cash and due from banks	23,592	10,692

Meanwhile, the actual revenue of the current and prior term plan assets is 218 million won and 105 million won, respectively. The contribution expected to be paid in the fiscal year beginning after the reporting period is 2,148 million won.

(5)

The amount recognized in profit or loss and total comprehensive income related to the defined benefit plan for the year ended December 31, 2020 and for the period from January 11, 2019 (date of incorporation) to December 31, 2019 is as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020	For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Current service cost	2,127	1,415
Recruit / Transfer in	1,266	3,360
Net interest expense	106	124

Cost recognized in net income	3,499	4,899

Remeasurements (*)	838	871

Cost recognized in total comprehensive income	4,337	5,770

(*)	The amount is before income tax effect.

(6)	Key actuarial assumptions used in defined benefit liability measurement are as follows:

	December 31, 2020	December 31, 2019
Discount rate	2.48%	2.40%
Future wage growth rate	5.50%	5.27%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute

The weighted average maturity of the defined benefit obligation is 10.84 years.

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		December 31, 2020	December 31, 2019
Discount rate	Increase by 1% point	(1,909)	(1,367)
	Decrease by 1% point	2,222	1,596
Future wage growth rate	Increase by 1% point	2,134	1,535
	Decrease by 1% point	(1,876)	(1,345)

16.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Other financial liabilities:
Accounts payable	6,102	2,424
Accrued expenses	10,444	6,651
Lease liabilities	5,539	1,568
Other miscellaneous financial liabilities	—	102

Sub-total	22,085	10,745

Other liabilities:
Other miscellaneous liabilities	570	4,142

Total	22,655	14,887

17.	DERIVATIVES

Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2020		December 31, 2019
	Nominal amount	Assets For trading	Nominal amount	Assets For trading
Equity Forwards	130,599	7,247	117,535	9,434

Derivatives held for trading are classified into financial assets at FVTPL in the statements of financial position (seeing Note 6).

18.	EQUITY

(1)	Details of equity as of December 31, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Capital	3,611,338	3,611,338
Hybrid securities	1,895,322	997,544
Capital surplus	14,874,084	14,874,084
Accumulated other comprehensive income	(1,518)	(631)
Retained earnings (*1) (*2)	664,746	623,930

Total	21,043,972	20,106,265

(*1)	The regulatory reserve for credit loss in retained earnings amounted to 692 million won as of December 31, 2020 in accordance with the relevant regulation.
(*2)	The earned surplus reserve in retained earnings amounted to 62,830 million won as of December 31, 2020 in accordance with the Article 53 of the Financial Holding Company Act.

(2)	The number of authorized shares and others of the Company are as follows:

	December 31, 2020	December 31, 2019
Shares of common stock authorized	4,000,000,000 Shares	4,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued	722,267,683 Shares	722,267,683 Shares
Capital stock	3,611,338 million won	3,611,338 million won

(3)

The Company issued 42,103,377 new shares in the stock exchange process with the shareholders of Woori Card for the period from January 11, 2019, to December 31, 2019, which changed the total number of issued shares from 680,164,306 as of the date of establishment to 722,267,683 as of December 31, 2020.

(4)	Hybrid securities

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	December 31, 2020	December 31, 2019
Securities in local currency	2019-07-18	—	3.49	500,000	500,000
Securities in local currency	2019-10-11	—	3.32	500,000	500,000
Securities in local currency	2020-02-06	—	3.34	400,000	—
Securities in local currency	2020-06-12	—	3.23	300,000	—
Securities in local currency	2020-10-23	—	3.00	200,000	—
Issuance cost				(4,678)	(2,456)

Total				1,895,322	997,544

The hybrid securities mentioned above do not have maturity date but are redeemable after 5 years from the date of issuance.

(5)	Accumulated other comprehensive income

Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Beginning balance	Increase (decrease)	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	—	(386)	106	(280)
Remeasurements of defined benefit plan	(631)	(838)	231	(1,238)

Total	(631)	(1,224)	337	(1,518)

	For the period from January 11, 2019 (date of incorporation) to December 31, 2019
	Beginning balance	Increase (decrease)	Income tax effect	Ending balance
Remeasurements of defined benefit plan	—	(871)	240	(631)

(6)	Regulatory Reserve for Credit Loss

In accordance with Article 26 ~ 28 of the Financial holding company Supervision Regulations, the Company calculates and discloses the regulatory reserve for credit loss.

1)	Balance of the regulatory reserve for credit loss

Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Beginning balance	692	—
Planned provision of regulatory reserve for credit loss	394	692

Ending balance	1,086	692

2)	Provision of regulatory reserve for credit loss, adjusted net income after the provision of regulatory reserve and others

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	For the year ended December 31, 2020	For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Net income before regulatory reserve	595,318	628,293
Provision of regulatory reserve for credit loss	394	692
Adjusted net income after the provision of regulatory reserve	594,924	627,601
Dividends to hybrid securities	(48,915)	(4,363)
Adjusted net income after regulatory reserve and dividends to hybrid securities	546,009	623,238
Adjusted EPS after regulatory reserve and dividends to hybrid securities (Unit: Korean Won)	756	899

(7)	Statements of appropriations of retained earnings are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020	For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Unappropriated retained earnings:
Unappropriated retained earnings carried over from prior years	54,821	—
Dividend on hybrid equity securities	(48,915)	(4,363)
Net income	595,318	628,293

	601,224	623,930

Appropriation of retained earnings:
Earned profit reserves	59,540	62,830
Regulatory reserve for credit loss	394	692
Cash dividend (dividend per share (%)) (2020: 360 won (7.2%)) (2019: 700 won (14.0%))	260,016	505,587

	319,950	569,109

Unappropriated retained earnings to be carried forward	281,274	54,821

The appropriation of retained earnings for the year ended December 31, 2020, is expected to be appropriated at the shareholders’ meeting on March 26, 2021. The appropriation date for the year ended December 31, 2019, was March 25, 2020.

(8)	Details of treasury stocks are as follows (Unit: Shares, Korean Won in millions):

	December 31, 2020		December 31, 2019
	Number of shares	Book value	Number of shares	Book value
Beginning	2	—	—	—
Repurchase	—	—	2	—
Retirement	—	—	—	—

Ending	2	—	2	—

19.	DIVIDENDS

Dividends per share and the total dividends for the fiscal year ending December 31, 2019 were 700 won and 505,587 million won, respectively, approved at the regular general shareholders’ meeting held on March 25, 2020.

Dividends per share and the total dividends for the fiscal year ending December 31, 2020 are 360 won and 260,016 million won, respectively. It will be proposed at the regular general shareholders’ meeting scheduled on March 26, 2021. The financial statements of the current term do not include such outstanding dividends.

20.	NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020	For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Interest on due from banks	10,054	7,723
Other interest income	28	18

Total	10,082	7,741

(2)	Details of interest expense recognized are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020	For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Interest on borrowings	—	495
Interest on debentures	22,992	7,149
Other interest expense	14	12
Interest on lease liabilities	29	45

Total	23,035	7,701

21.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income incurred are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020	For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Fees and commissions income	805	—

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020	For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Fees and commissions paid	8,858	8,202
Others	7,341	7,631

Total	16,199	15,833

22.	DIVIDEND INCOME

Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020	For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Dividend income recognized from investments in subsidiaries	677,795	676,000
Dividend income recognized from FVTOCI	2,580	—

Total	680,375	676,000

23.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FVTPL

(1)	Details of gain or loss related to net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020	For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Gains and losses on financial instruments at fair value through profit or loss mandatorily measured at fair value	(920)	9,434

(2)	Details of net gain or loss on financial instrument at FVTPL are as follows (Unit: Korean Won in millions):

			For the year ended December 31, 2020	For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Derivatives (for trading)	Equity forward	Gain on transactions and valuation	1,266	9,434
		Loss on transactions and valuation	(2,186)	—

			(920)	9,434

24.	REVERSAL(PROVISION) FOR IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Details of reversal(provision) for impairment losses due to credit loss recognized are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020	For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Reversal(Provision) for impairment losses due to credit loss on loans and other financial assets at amortized cost	116	(263)

25.	GENERAL AND ADMINISTRATIVE EXPENSES

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			For the year ended December 31, 2020	For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Employee benefits	Short-term employee benefits	Salaries	26,533	16,706
		Employee fringe benefits	8,090	5,340
		Retirement benefit service costs	3,499	4,899
		Share based payments	1,557	819

		Sub-total	39,679	27,764

Depreciation and amortization			5,449	4,098
Other general and administrative expenses		Rent	1,120	714
		Taxes and public dues	375	375
		Service charges	3,127	2,290
		Computer and IT related	2,937	1,654
		Telephone and communication	642	482
		Operating promotion	1,190	645
		Advertising	186	65
		Printing	51	76
		Traveling	54	373
		Supplies	196	131
		Insurance premium	212	280
		Reimbursement	980	847
		Vehicle maintenance	220	129
		Others	54	18

		Sub-total	11,344	8,079

Total			56,472	39,941

(2)	Share-based payment

Details of performance condition share-based payment granted to executives as of December 31, 2020 and 2019 are as follows.

1)	Performance condition share-based payment

Subject to		Shares granted for the year 2019
Type of payment		Cash-settled
Vesting period		January 11, 2019 ~ December 31, 2022
Date of payment		2023-01-01
Fair value (*1)		9,162 Won
Valuation method		Black-Scholes Model
Expected dividend rate		4.13%
Expected maturity date		2 years
Number of shares remaining	As of December 31, 2020	77,728 shares
	As of December 31, 2019	77,728 shares
Number of shares granted (*2)	As of December 31, 2020	77,728 shares
	As of December 31, 2019	77,728 shares
Subject to		Shares granted for the year 2020
Type of payment		Cash-settled
Vesting period		January 1, 2020 ~ December 31, 2023
Date of payment		2024-01-01
Fair value (*1)		8,792 Won
Valuation method		Black-Scholes Model
Expected dividend rate		4.13%
Expected maturity date		3 years
Number of shares remaining	As of December 31, 2020	189,270 shares
	As of December 31, 2019	—
Number of shares granted (*2)	As of December 31, 2020	189,270 shares
	As of December 31, 2019	—

(*1)

As the amount of payment varies according to the base price (the arithmetic average of the weighted average stock price of transactions in the past one week, the past one month, and the past two months) at the date of payment, the fair value is calculated and used to measure the liability according to the Black Shawls model based on the base price at the time of each settlement.

(*2)

The number of payable stocks is granted at the initial contract date and the payment rate is determined based on the achievement of the pre-determined performance targets. Performance is evaluated as long-term performance indication including relative shareholder return, net income, return on equity (ROE), non-performing loan ratio and job performance.

2)

The Company accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring every closing period. As of December 31, 2020 and December 31, 2019 the book value of the liabilities related to the performance condition share-based payments recognized by the Company is 2,376 million won and 819 million won.

26.	NON-OPERATING INCOME (EXPENSES)

(1)	Details of non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020	For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Other non-operating income	185	5
Other non-operating expense	(400)	(755)

Total	(215)	(750)

(2)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020	For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Others	185	5

(3)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020	For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Donations	400	755

27.	INCOME TAX EXPENSE (INCOME)

(1)	Details of income tax expense (income) are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020	For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Current tax expense:
Current tax expense with respect to the current period	—	—

Sub-total	—	—

Deferred tax expense (income)
Change in deferred tax assets (liabilities) due to temporary differences	(1,118)	154
Income tax expense directly attributable to equity	337	240

Sub-total	(781)	394

Income tax expense (income)	(781)	394

(2)	The relationship between income before income tax expense deduction and income tax expense in the current comprehensive income statement is as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020	For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Net income before income tax expense	594,537	628,687
Tax calculated at statutory tax rate (*1)	153,136	165,527
Adjustments:
Effects of income that is exempt from taxation	(178,635)	(179,186)
Effect of expenses that are not deductible in determining taxable profit	420	1,190
Effect of corporate tax due to consolidate tax plans	24,370	15,839
Others	(72)	24

Sub-total	(153,917)	(162,133)

Income tax expense (income)	(781)	394

Effective tax rate (*2)	—	0.1%

(*1)	The corporate tax rate is 11% up to 200 million won in tax basis, 22% over 200 million won to 20 billion Won, 24.2% over 20 billion Won to 300 billion Won and 27.5% over 300 billion Won.
(*2)	It is tax income for the year ended December 31, 2020, so the annual effective tax rate was not calculated.

(3)	Details of changes in deferred income tax assets and liabilities are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020
	Beginning balance	Recognized as income (expense)	Recognized as other comprehensive income (expense)	Ending Balance
Gain (loss) related to securities	—	—	106	106
Gain (loss) on valuation of derivatives	(2,594)	601	—	(1,993)
Provision for loan losses	72	(32)	—	40
Defined benefit liability	1,622	(59)	207	1,770
Deposits with employee retirement insurance trust	(729)	(836)	24	(1,541)
Provisions	165	50	—	215
Share based payment	225	428	—	653
Others	1,085	629	—	1,714

Net deferred tax assets(liabilities) in total	(154)	781	337	964

	For the period from January 11, 2019 (date of incorporation) to December 31, 2019
	Beginning balance	Recognized as income (expense)	Recognized as other comprehensive income (expense)	Ending Balance
Gain (loss) on valuation of derivatives	—	(2,594)	—	(2,594)
Provision for loan losses	—	72	—	72
Defined benefit liability	—	1,389	233	1,622
Deposits with employee retirement insurance trust	—	(736)	7	(729)
Provisions	—	165	—	165
Share based payment	—	225	—	225
Others	—	1,085	—	1,085

Net deferred tax assets(liabilities) in total	—	(394)	240	(154)

(4)	Unrealizable temporary differences are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020	For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Deductible temporary differences	4,474	3,222
Taxable temporary differences	(7,917,618)	(7,916,351)

Total	(7,913,144)	(7,913,129)

No deferred income tax asset has been recognized for the deductible temporary difference of 4,474 million won associated with investments in subsidiaries as of December 31, 2020, because it is not probable that the temporary differences will be reversed in the foreseeable future.

No deferred income tax liability has been recognized for the taxable temporary difference of 7,917,618 million won associated with investment in subsidiaries as of December 31, 2020, due to the following reasons:

-	The Company is able to control the temporary difference of extinguishment.

-	It is probable that the temporary difference will not be reversed in the foreseeable future.

(5)	Details of accumulated deferred tax charged directly to other equity are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Net gain (loss) on valuation of financial assets at FVTOCI	106	—
Remeasurements of defined benefit plan	471	240

Total	577	240

(6)	Current tax assets and liabilities are as follows (Unit: Korean Won in millions)

	December 31, 2019	December 31, 2019
Current tax assets	307	—
Current tax liabilities	215,071	133,526

28.	EARNINGS PER SHARE (“EPS”)

(1)

Basic EPS is calculated by dividing net income attributable to common shareholders by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	For the year ended December 31, 2020	For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Net income attributable to Owners	595,318	628,293
Dividends to hybrid securities	(48,915)	(4,363)
Net income attributable to common shareholders	546,403	623,930
Weighted average number of common shares outstanding (Unit: million shares)	722	694
Basic EPS (Unit: Korean Won)	757	900

(2)	The weighted average number of common shares outstanding is as follows: (Unit: number of shares, days)

	For the year ended December 31, 2020
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2020-01-01 ~ 2020-12-31	722,267,683	366	264,349,971,978
Treasury stock	2020-01-01 ~ 2020-12-31	(2)	366	(732)

Sub-total (①)				264,349,971,246

Weighted average number of common shares outstanding (②=(①/366)				722,267,681

	For the period from January 11, 2019 (date of incorporation) to December 31, 2019
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares issued at the beginning date of incorporation of the period	2019-01-11 ~ 2019-12-31	680,164,306	355	241,458,328,630
Stock issuance (Comprehensive stock exchange)	2019-09-10 ~ 2019-12-31	42,103,377	113	4,757,681,601
Purchase of treasury stock	2019-08-26 ~ 2019-12-31	(1)	128	(128)
Purchase of treasury stock	2019-12-13 ~ 2019-12-31	(1)	19	(19)

Sub-total (①)				246,216,010,084

Weighted average number of common shares outstanding (②=(①/355)				693,566,226

Diluted EPS is equal to basic EPS because there is no dilution effect for the year ended December 31, 2020 and for the period from January 11, 2019 (date of incorporation) to December 31, 2019.

29.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Litigation case

As of December 31, 2020 and December 31, 2019, the Company has no litigation case in progress.

(2)	Details of loan commitments with financial institutions are as follows (Unit: Korean Won in millions):

		December 31, 2020		December 31, 2019
	Financial institutions	Line of credit	Loan balance	Line of credit	Loan balance
Loans	Standard Chartered Bank Korea Ltd.	65,000	—	65,000	—
	Kookmin Bank	35,000	—	35,000	—

	Total	100,000	—	100,000	—

(3)

The Company decided to enter into a stock sales agreement with a major shareholder of Woori Asset Trust Co., Ltd (formerly Kukje Asset Trust Co., Ltd) to acquire 44.5% interest (58.6% of voting rights) during July, 2019, and to acquire additional 21.3% interest (28.0% of voting rights) after a certain period. As a result, the Company acquired the interest of the first sales agreement in December 2019 and is planning to acquire the interest of the second sales agreement after a certain period.

In regards to this acquisition, the Company recognized 7,247 million won and 9,434 million won as derivative assets as of December 31, 2020 and December 31, 2019 (seeing Note 17).

30.	RELATED PARTY TRANSACTIONS

Related parties of the Company as of December 31, 2020 and December 31, 2019, and assets and liabilities recognized, guarantees and commitments, major transactions with related parties and compensation to key management for the year ended December 31, 2020 and for the period from January 11, 2019 (date of incorporation) to December 31, 2019 are as follows:

(1)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party	Title of account	December 31, 2020	December 31, 2019
Subsidiaries
Woori Bank	Cash and cash equivalents	69,176	43,670
	Other financial assets	598,505	1,229,181
	Allowance for credit losses	(147)	(263)
	Other financial liabilities	7,718	601
Woori Card Co., Ltd.	Other financial assets	17,983	37,754
	Other financial liabilities	299	267
Woori FIS Co., Ltd.	Other financial assets	1,538	1,386
	Other financial liabilities	259	190
Woori Finance Research Institute Co., Ltd.	Other financial assets	37	21
	Other financial liabilities	1,465	1,320
Woori Credit Information Co., Ltd.	Other financial assets	517	568
Woori Fund Service Co., Ltd.	Other financial assets	643	556
Associates of subsidiaries
W Service Networks Co., Ltd.	Other financial liabilities	122	64

(2)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party	Title of account	For the year ended December 31, 2020	For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Subsidiaries (*1)
Woori Bank	Interest income	10,082	7,741
	Fees and commissions income	805	—
	Dividend income	676,000	676,000
	Interest expenses (*2)	17	35
	Fees and commissions expense	13	4
	Reversal(Provision) of impairment loss due to credit loss	116	(262)
	General and administrative expenses (*2)	3,403	2,365
Woori Card Co., Ltd.	Dividend income	2,580	—
Woori FIS Co., Ltd.	General and administrative expenses	2,670	1,492
Woori Finance Research Institute Co., Ltd.	Fees and commissions expenses	6,190	5,400
Woori Credit Information Co., Ltd.	Dividend income	494	—
Woori Fund Service Co., Ltd.	Dividend income	521	—
Woori Asset Trust Co., Ltd	Dividend income	780	—
Associates of subsidiaries W Service Networks Co., Ltd.	General and administrative expenses	1,347	775

(*1)

The Company issued debentures of 200,000 million won during the period, of which 40,000 million won was underwritten by Woori Investment Bank and paid 40 million won as acquisition fee which is included in the discount on debentures issued. In addition, 29,000 million won out of 200,000 million won in hybrid securities issued during the current term was acquired by Woori Investment Bank and paid 44 million won as acquisition fees, which is included in the cost of issuing hybrid securities.

(*2)	The depreciation of right-of-use assets and interest expense of lease liabilities arising from lease transactions during the current term are included.

(3)	The details of the right-of-use assets and lease liabilities due to lease transactions with related parties as of December 31, 2020 and December 31, 2019 are as follows (Unit: Korea Won in millions):

Related parties		Title of account	December 31, 2020	December 31, 2019
Subsidiaries	Woori Bank	Right-of-use assets	4,936	1,436
		Lease liabilities (*)	4,920	1,164

(*)

Cash outflows of lease liabilities redemption for the year ended December 31, 2020 and for the period from January 11, 2019 (date of incorporation) to December 31, 2019 are 1,817 million won and 1,115 million won, respectively.

(4)

The details of loan and borrowing transactions with related parties for the year ended December 31, 2020 and for the period from January 11, 2019 (date of incorporation) to December 31, 2019 are as follows (Unit: Korea Won in millions):

Related parties (*1)		Title of account	For the year ended December 31, 2020
			Beginning balance	Increase	Decrease	Ending balance
Subsidiaries	Woori Bank	Due from banks (*2)	1,130,000	3,800,000	4,480,000	450,000

(*1)

Woori Investment Bank acquired 40,000 million won out of 200,000 million won in non-guaranteed bonds issued during the year ended December 31, 2020 and sold the entire amount to the market on the date of issuance. Of the 200,000 million won in hybrid securities issued during the current term, 29,000 million won was acquired by Woori Investment Bank and sold all to the market on the date of issuance.

(*2)	Excludes due from banks without withdrawal limitations.

Related parties		Title of account	For the period from January 11, 2019 (date of incorporation) to December 31, 2019
			Beginning balance	Increase	Decrease	Ending balance
Subsidiaries	Woori Bank	Due from banks (*)	—	2,730,000	1,600,000	1,130,000

(*)	Excludes due from banks without withdrawal limitations.

(5)	The details of equity-related transactions with related parties are as follows (Unit: Korean Won in million)

For the year ended December 31, 2020
Related parties		Contribution	Acquisition of hybrid securities	Designated to preferred buyers of Woori Financial Capital Co., Ltd. (formerly Aju Capital Co., Ltd.)	Consideration of the acquisition of Woori Financial Capital Co., Ltd. (formerly Aju Capital Co., Ltd.)
Subsidiaries	Woori Bank	1,000,000	—	60,158	—
	Woori Card Co., Ltd.	—	150,000	—	—
	Woori Investment Bank Co., Ltd.	54,878	—	—	—
Associates	Well to Sea No. 3 Private Equity Fund	—	—	—	572,333

(6)	There are no guarantees provided to the related parties. The unused commitments provided from the related parties are as follows (Unit: Korean Won in millions):

Related parties		December 31, 2020	December 31, 2019	Warranty
Subsidiaries	Woori Card Co., Ltd.	131	495	Unused loan commitment

(7)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020	For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Short-term employee salaries	6,259	3,863
Retirement benefit service costs	230	419
Share-based compensation	1,205	529

Total	7,694	4,631

Key management includes registered executives and non-registered executives. The Company has not recognized any outstanding assets, allowance and related impairment loss due to credit losses from transaction with key management as of December 31, 2020 and December 31, 2019. Liabilities related to key management compensation are 4,209 million won and 1,805 million won as of December 31, 2020 and December 31, 2019, respectively.

31.	LEASES

(1)	The future lease payments under the lease contracts are as follows (Unit: Korean Won in millions):

	December 31, 2020	December 31, 2019
Lease payments:
Within one year	2,836	1,341
After one year but within five years	2,768	249

Total	5,604	1,590

(2)	Total cash outflows from lease are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020	For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Cash outflows from lease	2,335	1,289

(3)

Details of lease payments that are not included in the measurement of lease liabilities due to the fact that they are leases for which the underlying asset is of low value are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2020	For the period from January 11, 2019 (date of incorporation) to December 31, 2019
Lease payments for which the underlying asset is of low value	132	95

There are no lease payments not included in the lease liabilities measurement, resulting from short-term leases for the year ended December 31, 2020 and for the period from January 11, 2019 (date of incorporation) to December 31, 2019.

32.	EVENTS AFTER THE REPORTING PERIOD

On March 5, 2021, the Company entered into a stock sale agreement to acquire 100% interests of Woori Savings Bank (common stock 12,160,398 shares) from one of the subsidiaries, Woori Financial Capital Co., Ltd.

Operating Status Report of

the Internal Control over Financial Reporting

To the Board of Directors and Audit Committee of Woori Financial Group Inc.

We, as the Chief Executive Officer (“CEO”) and the Internal Control over Financial Reporting(“ICFR”) Officer of Woori Financial Group Inc. (“the Company”), assessed operating status of the Company’s Internal Control over Financial Reporting for the year ended December 31, 2020.

The Company’s management, including ourselves, is responsible for designing and operating ICFR.

We assessed whether the Company effectively designed and operated its ICFR to prevent and detect errors or frauds which may cause a misstatement in financial statements to ensure preparation and disclosure of reliable financial information.

We used the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’ established by the Operating Committee of Internal Control over Financial Reporting in Korea (the “ICFR Committee”) as the criteria for design and operation of the Company’s ICFR. We also conducted an assessment of ICFR based on the ‘Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting’ established by the ICFR Committee.

Based on our assessment, we concluded that the Company’s ICFR is designed and operated effectively as of December 31, 2020, in all material respects, in accordance with the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings, and we have reviewed and verified this report with sufficient care.

February 25, 2021

Tae Seung Sohn, Chief Executive Officer

Sung Wook Lee, Internal Control over Financial Reporting Officer